DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 1600 EL CAMINO REAL MENLO PARK, CA 94025	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4500 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN MARQUÉS DE LA ENSENADA, 2 28004 MADRID

99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

March 28, 2006

VIA EDGAR SUBMISSION AND COURIER

Mr. Larry Spirgel
Ms. Kathleen Krebs
Mr. William Bennett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc.
Registration Statement on Form S-1 filed February 16, 2006
File No. 333-131897

Dear Mr. Spirgel, Ms. Krebs and Mr. Bennett:

     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 17, 2006 (the “Comment Letter”) regarding the above-referenced registration statement on Form S-1 of Burger King Holdings, Inc. (the “Registrant”) filed on February 16, 2006 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

     As discussed with Mr. Bennett, please find enclosed three copies of Amendment No. 1 marked to show changes from the Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

     Set forth below are responses to the Staff’s comments numbered 1 through 71, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in the marked copy of Amendment No. 1.

Page 2	March 28, 2006

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the executive compensation disclosure and beneficial ownership amounts. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

The Registrant has included the executive compensation disclosure and beneficial ownership amounts and other omitted disclosures in Amendment No. 1. The Registrant expects to split its stock closer to the time of launching this offering in order to lower its per share public offering price within a per share price range customary for initial public offerings and, accordingly, certain information remains omitted from Amendment No. 1 pending determination of the exact stock split ratio. All information not permitted to be omitted by Rule 430A will be included in subsequent amendments to the Registration Statement.

2.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

The Registrant has furnished the legality opinion of the Registrant’s outside legal counsel, Davis Polk & Wardwell, as Exhibit A hereto. Davis Polk & Wardwell, by way of this letter, confirms in writing to the Staff, as contemplated in the November 2000 Current Issues and Rulemaking Projects of the Division of Corporation Finance of the Securities and Exchange Commission, that the reference and limitation in its legal opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

The Registrant expects to file the majority of the exhibits in a subsequent exhibits-only amendment to the Registration Statement in early April.

3.	Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

The NASD is reviewing the compensation to be paid to the underwriters in the initial public offering. The Registrant will provide the Staff with a copy of the letter informing it that the NASD has no objection to the compensation arrangements promptly upon receipt thereof and the Registrant understands that such letter must be provided to the Staff prior to the effectiveness of the Registration Statement.

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4.	Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

The Registrant has included copies of the proposed prospectus artwork in Amendment No. 1.

Table of Contents page

5.	As you are responsible for the accuracy and completeness of information that appears in the registration statement, please remove your statement that you cannot guarantee the accuracy and completeness of information you have included from third parties.

The Registrant has removed the referenced statement as requested.

Prospectus Summary, page 1

6.	Highlight in the summary and use of proceeds sections that most (or all) of the proceeds from the initial public offering will directly and indirectly benefit management and the sponsors rather than be used to advance the company’s business.

The Registrant has added the suggested disclosure. See pages 6 and 28.

7.	Briefly disclose the reasons why you paid or will pay the $367 million cash dividend, the $33 million compensatory make-whole payment and the $30 million fee to terminate the management agreement.

The Registrant has added the suggested disclosure. See page 4. In addition, the Registrant has added conforming disclosures throughout Amendment No. 1.

8.	Please disclose the amount of your debt.

The Registrant has included the amount of its debt as requested in the “Recent Developments” section of the Prospectus Summary. See page 4.

What We’ve Accomplished by Going Forward Together, page 2

9.	See the bullet discussion of “EBITDA.” Please revise to disclose Net Income (Loss) as the primary GAAP measure, with EBITDA as a supplementary non-GAAP measure. Also, provide a cross-reference to a detailed discussion elsewhere in the filing of the EBITDA definition and its calculation, along with its usefulness to management in evaluating its business. Please revise throughout the filing where the EBITDA measure is discussed or, alternatively, delete this non-GAAP measure from the filing.

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The Registrant has updated this discussion to disclose net income (loss) as the primary GAAP measure, with EBITDA as a supplementary non-GAAP measure throughout Amendment No. 1. See pages 3 and 45.

Summary Consolidated Financial and Other Data, page 7 And
Selected Consolidated Financial and Other Data, page 30

10.	As none of the data presented is considered audited, please remove the “unaudited” designation from the table column headings.

The Registrant has removed the unaudited designation from tables throughout Amendment No. 1, as appropriate.

11.	See footnote (3) discussion of EBITDA. Please expand to describe how this non-GAAP measure is useful to management in conducting or evaluating its business. In this regard, explain how it is used as a performance measure by management. Also, disclose that EBITDA is not considered a source of liquidity or cash flows from operations as shown in the statements of cash flows. Disclose that your calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. See FR-65 for guidance.

The Registrant has expanded its discussion of EBITDA to include information related to management’s use of EBITDA as a performance measure and added the disclosures related to cash flows from operations and comparability of EBITDA reported by other companies, as suggested in the Staff’s comment. See pages 9, 10, and 40.

12.	Expand the “Other Financial Data” section to also include cash flows from investing and financing activities as shown in the statements of cash flows.

The Registrant has expanded the “Other Financial Data” section to include cash flows from financing and investing activities. See pages 8 and 34.

13.	With respect to your Balance Sheet Data, please present pro forma amounts that reflect the February 2006 cash dividend and related transactions, but do not give effect to the offering proceeds. These pro forma amounts should be presented in a separate column from the “as adjusted” amounts.

The Registrant has revised the Summary Balance Sheet Data in response to the Staff’s comment. In a subsequent amendment to the Registration Statement, the Registrant will update the Summary Balance Sheet Data “Actual” column in the table as of March 31, 2006, which will include the February 2006 cash dividend and the compensatory make-whole payment. See pages 8 and 10.

14.	To provide balanced disclosure, expand the “Segment Data” section to also disclose the amount of operating income (loss) for each of your segments.

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The Registrant has added operating income (loss) before unallocated corporate general and administrative expenses to the “Segment Data” section of the tables. See pages 9, 37 and 38.

15.	Expand the discussion in footnotes (5) and (6) on page 7 (and, similarly, footnotes (4) and (5) on page 30) to disclose that you do not record the sales revenue of your franchisees as Company revenues; instead, you record as revenues, franchise fees and royalties that are calculated based on the franchisee’s sales revenue (if true, or provide similar wording that reflects your situation).

The Registrant has updated these footnotes to disclose that it does not record franchise restaurant sales as revenues, but rather uses franchise sales to calculate royalties based on a percentage of franchise restaurant sales. See pages 10 and 40.

Risk Factors, page 10

If we fail to successfully implement our international growth strategy..., page 11

16.	As indicated on page 66, please clarify that the declining sales in the United Kingdom are also due to franchisee financial distress.

The Registrant has clarified the disclosure as suggested. See page 14.

Our operating results are closely tied to the success of our franchisees..., page 12

17.	You disclose that, in December 2002, over one-third of your franchisees were facing financial distress due to over-leverage. Please elaborate on the reasons why these franchisees became over-leveraged, the likelihood that a similar situation could occur again, and what mechanisms, if any, the company has in place to prevent or control such a reoccurrence. This aspect of control, or lack thereof, seems particularly material given your franchisee dominated business model and is one you should highlight throughout the prospectus, especially in those portions emphasizing the perceived benefits of such a model. In discussing the control of your franchisees, please discuss the amount of your control over all material aspects of their operations and not just with respect to leverage.

The Registrant has added the suggested disclosure. See pages 12, 13 and 50.

18.	In conjunction with the above comment, and in an effort to promote greater understanding of your business, please consider comparing your franchisee dominated business model to that of your primary competitors.

The Registrant has added the suggested disclosure. See page 13.

A substantial number of franchise agreements will expire in the next five years..., page 14

19.	You indicate on page 63 that in recent years you have experienced low levels of franchisees renewing their expiring franchise agreements. Please highlight this fact in

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here. To the extent this creates a material uncertainty that could impact your financial condition, please provide a discussion in MD&A.

The Registrant has incorporated the risks associated with “low levels of franchisee renewals” in the document. As disclosed in Amendment No. 1, many of the non-renewing franchisees did not close their restaurants as they agreed to extensions of their existing franchise agreements. See pages 16 and 76. As a result, the Registrant does not believe that these risks create a material uncertainty to its financial condition and accordingly it has not incorporated these risks into its MD&A discussion.

Our indebtedness under our senior secured credit facility is substantial…, page 17

20.	Please briefly clarify in the subheading how your credit facility “could affect” your business. Please indicate in the narrative whether you intend to draw on this credit facility, or any other debt instrument, during the next 12 months to help finance your plan of operations.

The Registrant has added clarification that it does not expect to borrow under its revolving credit facility unless it incurs higher than expected costs in connection with its proposed realignment of its European and Asian business and it has retained the disclosure about the potential risk of any additional borrowings. See pages 19 and 20.

Use of Proceeds, page 26

21.	Please quantify the amount of the February 2006 dividend and the current interest rates of your credit facility.

The Registrant has updated its “Use of Proceeds” discussion to disclose the amount of the February 2006 dividend. It has also added a placeholder for the interest rate on its debt, which will be updated with the March 31, 2006 interest rate in a subsequent amendment to the Registration Statement. See page 28.

Dilution, page 28

22.	The comparative table at the bottom of page 28 should reflect shares that employees, directors and affiliates have a right to acquire as well as shares currently outstanding. Please include any shares subject to options that are outstanding or that are to be granted effective upon consummation of the offering in this table. Current disclosure states that you are excluding these shares from the comparison.

The Registrant has revised the comparative table to include shares underlying vested options.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

23.	In various portions of the prospectus, including here, you highlight the perceived benefits that a franchisee dominated model provides relative to your major competitors, including that you have lower capital requirements. Please balance this disclosure by also discussing the drawbacks that such a model presents, including, but not limited to, lack of control, reduced leverage and reduced profit margins. Please revise.

The Registrant has added disclosure to address the drawbacks in its business model. See pages 12, 13, 44, 50 and 70.

24.	In the second paragraph to the introduction on page 34, expand the disclosure to indicate that the combined fiscal 2003 financial statement results do not comply with GAAP as the separate periods being combined are under two different bases of accounting due to the December 2002 transaction. Also, provide a cross-reference to the MD&A discussion of “Factors Affecting Comparability of Results.”

The Registrant has updated the second paragraph to the introduction as suggested. See page 43.

25.	We note the strategic initiatives listed on page 35. Please consider briefly addressing the following:

•	Define “core customers”;

•	Substantiate your claim that you have improved restaurant operations and describe the “objective criteria” by which you measure the same;

•	Describe how you have integrated your domestic and international operations;

•	Disclose as a percentage the amount by which you have lowered the non-real estate costs associated with building a new restaurant; and

•	If true, disclose that the lower costs associated with building a new restaurant are due, in part, to the fact that the restaurants are smaller. Clarify this fact throughout the prospectus.

The Registrant has addressed each of the points in the Staff’s comment by adding explanatory language to the listed strategic initiatives, where applicable. See page 44.

26.	To the extent material, please indicate whether the reduction in the number of franchisees in your financial restructuring program is due solely to the improved financial health of the franchisees as a result of the program or because underperforming restaurants were closed or bought by the company.

The Registrant has added additional disclosure to quantify the extent that the reduction in the number of franchisees in the financial restructuring program was due to restaurant closures and acquisitions of franchise restaurants. See pages 2 and 45.

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27.	You refer to your “Global Reorganization” on page 41. Either as part of the Overview or on page 41, please elaborate on this reorganization. In doing so, explain “severance-related costs.”

The Registrant has added additional disclosure expanding on the reorganization and the severance-related costs including severance payments, relocation costs, and outplacement service costs. See page 50.

Key Business Measures, page 37

28.	Please consider discussing profit margins across each of your three reportable segments.

The Registrant has added company restaurant margins for each segment to its selected financial data table to provide additional detailed data about its segments. See pages 9 and 38. The Registrant’s margins have similar trends in each segment and, accordingly, the Registrant believes that a detailed analysis of margins by segment will not provide a reader with additional useful information. The Registrant notes that each of the material drivers and differences in each segment is discussed in the appropriate statement of operations caption in the “Results of Operations” section. The Registrant notes as well that the three-year comparability of its margins is affected by purchase accounting, as indicated in the company restaurant expense section within Results of Operations. See also the Registrant’s response to Staff Comment 34 below.

Comparable Sales Growth, page 37

29.	Clarify that comparable sales growth across all segments for the six months ended December 31, 2005 increased at a much slower rate than for the six months ended December 31, 2004. Discuss the reasons why. Provide similar disclosure regarding system wide sales growth.

The Registrant has expanded its discussion of comparable sales and system-wide sales growth for the six months ended December 31, 2005. See pages 47 and 48.

Historical Franchisee Financial Distress, page 39

30.	In those periods where you have not recognized revenue from your franchisees, explain the nature of the agreement as to whether the franchisee is obligated to pay you these previously unrecognized revenues in the future. For instance, we note that you recorded a portion of fiscal 2004 previously unrecognized revenue in fiscal 2005. Where applicable, tell us your basis for determining the amount to record in fiscal 2005 and in all other subsequent periods.

In cases where the Registrant has not recognized revenue because collection was uncertain, it continues to retain the legal right pursuant to the applicable franchise agreement to collect such amounts. In accordance with SFAS No. 45, the Registrant recognizes revenue for the previously unrecognized revenue at the time such amounts are actually collected.

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Results of Operations, page 41

31.	For each comparable period discussed, include a discussion of Net Profit (Loss).

The Registrant has added a discussion of net income for each period included in MD&A. See pages 53, 56 and 58.

Six Months Ended December 31, 2005…, page 42

Selling, general and administrative expenses, page 42

32.	Please explain what the compensatory make-whole payment is and its purpose.

The Registrant has added the suggested disclosure. See pages 4, 52, 53 and 103.

Other operating expenses (income), net, page 43

33.	Disclose the most significant amount of gains, losses and other miscellaneous items that have been netted during the period, if material. Further, under the heading, “Interest expense, net”, disclose the gross amount of expense and income. We note you provide similar information under your fiscal year ended June 30, 2005 versus 2004 results of operations.

There are no material amounts of other expense (income) that have been netted during either of the six-month periods ended December 31, 2005 or December 31, 2004. The Registrant has added disclosure of the amount of interest expense in each of these six-month periods to the interest expense discussion based on the Staff’s comment. See page 53.

34.	Provide a discussion of your results of operations by segment, including a discussion of segment revenues and operating income (loss) as shown in the SFAS No. 131 segment audited footnote. We note your current discussion is only on a consolidated basis. From disclosure on page 62, we note you organize your lines of business in each of your geographical segments into three categories: company restaurant operations, franchise operations, and property operations. As such, your MD&A should provide segment results based on this organization structure and the financial statement amounts should reconcile with the SFAS No. 131 audited footnote. Disclose the primary profitability measure used by the chief operating decision maker in assessing company performance and allocating resources. Further, describe how the use of your three ‘key business measures’ are evaluated by management in relationship with the segment profitability measure disclosed in the SFAS No. 131 audited footnote.

The Registrant has added the following disclosures to the “Selected Consolidated Financial and Other Data” section to provide greater visibility and transparency regarding segments:

•	company revenues by segment;

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•	company margins by segment;

•	franchise revenue by segment; and

•	restaurant count analysis by segment to include openings, closures and acquisitions.

With respect to the Staff’s comment regarding presentation of the MD&A by segment and/or business line, the Registrant supplementally notes that it operates in one line of business, operating and franchising fast food hamburger restaurants, under one brand.

In formulating the presentation of the MD&A, the Registrant considered the best manner in which to provide the reader with an understanding of the primary drivers of its business and results of operations. While the Registrant reviews progress geographically, the fundamental business drivers are similar for each operating segment. As a result, the Registrant believes a consolidated results of operations discussion, which highlights significant differences in trends of a particular region, is the most meaningful way to explain the Registrant’s results of operations. To the extent a segment’s results differ materially from the consolidated results or were a material driver in the Registrant’s overall operating performance, disclosure was included. Otherwise, the relevant MD&A discussion applies to all segments. The Registrant believes that a different presentation of segment data in the MD&A either would be repetitive of the consolidated results of operations discussion or would obscure the Registrant’s overall business and results of operations. The following examples from the MD&A illustrate the approach the Registrant has used in highlighting significant variations in segment performance:

•	Company restaurant revenues increased 7% to $754 million in the first six months of fiscal 2006 compared to the same period in fiscal 2005, primarily as a result of the acquisition of 133 franchise restaurants, primarily in the United States, partially offset by a 0.2% decrease in comparable sales, driven primarily by negative results in Germany and the United Kingdom where 18% of the Registrant’s company restaurants were located as of December 31, 2005. See page 51.

•	Food, paper and product costs increased 0.4% to 31.4% as a percentage of company restaurant revenues during the first six months of fiscal 2006 compared to the same period in fiscal 2005, primarily due to increases in beef prices in Europe. The price of beef has not increased significantly in the United States in the first six months of fiscal 2006. See page 52.

•	Partially offsetting the impact of the franchise system distress in the United States and Canada were increases in franchise and property revenues in EMEA/APAC and Latin America of $24 million. See page 56.

•	Occupancy and other operating costs remained flat at $314 million in each of fiscal 2004 and fiscal 2003 as increased depreciation expense arising from

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purchase accounting, the acquisition of franchise restaurants and increases in certain other operating costs, such as utilities in the United States and rent in the United Kingdom, were offset by the amortization of unfavorable and favorable leases. See page 57.

The Registrant also supplementally notes that its chief operating decision maker, as defined by SFAS No. 131 (its Chief Executive Officer), uses Worldwide EBITDA as a primary profitability measure in assessing company performance. Worldwide EBITDA represents an overall measure of operational performance of all of the Registrant’s segments. Both EBITDA and segment operating income are affected by the Registrant’s key business measures of revenues (comparable sales growth, average restaurant sales and system-wide sales growth). The Registrant’s Chief Executive Officer utilizes the key business measures and EBITDA to determine key focus areas and to allocate centralized resources (e.g. marketing, finance and operations) to drive improvements in the financial and operational performance of the Registrant.

35.	To enhance the narrative disclosures, please consider providing a table reconciling the number of restaurants opened, closed, or acquired, by segment, during each period statements of operations are presented. Further, disclose this tabular information by whether the restaurants are company-owned or franchised.

The Registrant has added a table as part of the “Selected Consolidated Financial and Other Data” section of restaurant count, by segment, including the number of restaurants opened, closed, acquired and re-franchised as suggested. See pages 41 and 42.

Loss on early extinguishment of debt, page 43

36.	We note the reference to your July 2005 refinancing. As you have not previously described this refinancing, please provide a cross-reference to your discussion of the July 2005 refinancing that appears later in the prospectus.

The Registrant has added a cross-reference to its discussion of the July 2005 refinancing to the loss on early extinguishment of debt discussion for the six-month comparison. See page 53.

Liquidity and Capital Resources, page 49

37.	To aid investor understanding of your liquidity position, clarify that your current ratio is your current assets over your current liabilities and relates to your ability to pay short-term debt as it becomes due. Please quantify the same.

The Registrant supplementally notes that its current ratio, which is determined by dividing current assets by current liabilities, was 1.1 and 1.6 as of December 31, 2005 and June 30, 2005, respectively. The Registrant’s current ratio decreased between June 30, 2005 and December 31, 2005, principally because cash on hand was utilized to pay long-term debt in connection with the July 2005 refinancing.

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The Registrant believes that its cash on hand, strong cash flow from operations and borrowing capacity are the most helpful measures of its ability to pay short-term debt obligations and does not utilize its current ratio to gauge its ability to pay its short-term debt obligations ($24 million as of December 31, 2005). Accordingly, the Registrant has not added the discussion of current ratio to the “Liquidity and Capital Resources” section of the MD&A as the Registrant does not believe it will be meaningful to investors. The Registrant has added additional disclosure to clarify that it does not expect to borrow funds to meet its current obligations, including short-term debt, and expected capital expenditures unless it incurs higher than expected costs in connection with the realignment of its European and Asian business. See page 60.

38.	Please briefly describe the material terms of your $1.15 billion credit facility and include a cross-reference to the more detailed disclosure on page 93.

The Registrant has added additional terms to its MD&A disclosure about its credit facility and has retained the cross-reference to the more detailed discussion of the credit facility contained elsewhere in the Registration Statements. See pages 60 and 61.

July 2005 Refinancing..., page 50

39.	If you intend to pay the $30 million sponsor management termination fee from proceeds in this offering, please disclose your intent in the Use of Proceeds section.

The Registrant supplementally informs the Staff that it does not intend to pay the $30 million sponsor management termination fee from the proceeds of this offering and instead expects to pay it with cash on hand.

Contractual Obligations and Commitments, page 51

40.	Disclose the estimated annual rental amount for your new headquarters.

The Registrant has added the estimated annual rental amount for its new corporate headquarters, which rental amount will be finalized upon completion of construction. See page 63.

41.	Expand your disclosure to more specifically describe the effects of your subsequent refinancings on the amount of your long-term debt as of June 30, 2005. Also, describe how you estimated future interest payments.

The Registrant has expanded its disclosure to describe the effects of the refinancings on its long-term debt obligation amounts. The Registrant has also added a footnote to the table to describe the methodology used to estimate future interest payments. See page 62.

42.	Expand the discussion paragraph related to your pension plan to disclose the discount rate used in calculating the projected benefit obligation, and describe how the rate was determined. We refer you to EITF Topic D-36. Also, disclose the amount of the projected shortfall as of June 30, 2005.

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The Registrant has expanded its disclosure to include the discount rate used to calculated the projected benefit obligation, a description of how the rate was determined and the projected shortfall as of June 30, 2005. See page 63.

Critical Accounting Policies and Estimates

Long-Lived Assets, page 54

43.	We note your disclosure that “restaurant assets are grouped together for impairment testing at a market-level in the United States or at a market or country level, internationally.” Please expand to describe the meaning of this testing. It is unclear whether you test for impairment at any individual restaurants or, when you group certain restaurants or assets, how this grouping is determined. Please provide additional disclosure for each of the United States and international restaurant impairment analysis testing. Further, expand the narrative under “Impairment of Indefinite-Lived Intangible Assets” to provide disclosure as to your testing for impairment of intangible assets, particularly your brand name as to whether this is done on a company wide basis or on a geographic regional basis, such as within the United States and outside of the United States. Please also provide this requested disclosure in your audited financial statement footnotes, where appropriate.

The Registrant has amended its critical accounting policies disclosure related to long- lived assets and impairment of indefinite-lived intangible assets. The Registrant has also amended its footnote disclosures of these items in its June 30, 2005 audited consolidated financial statements. See pages 65 and F-28.

In addition to these additional disclosures, the Registrant also supplementally notes the definitions of “operating markets” and the factors that the Registrant considered when making asset grouping determinations for long-lived asset impairment testing purposes, as follows.

The operating market asset groupings for long-lived asset impairment analysis within the United States and Canada is predominantly based on major metropolitan areas within the United States and Canada. Similarly, operating markets within the foreign countries with larger asset concentrations, which are the United Kingdom and Germany, are comprised of geographic regions within those countries (three in the United Kingdom and four in Germany). These operating market definitions are based upon the following factors:

•	Advertising and marketing costs are incurred at the operating market level in addition to national level marketing;

•	Product development, legal, operations and asset management costs are also incurred at the operating market level, in addition to at the corporate level;

•	Costs associated with the recruitment, hiring and training of restaurant staff are incurred at the operating market level;

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•	Restaurants are bought and sold in clusters of or within these operating markets;

•	The Registrant does not evaluate individual restaurants to build, acquire or close independent of an analysis of other restaurants in these operating markets;

•	The Registrant has kept unprofitable restaurants open because closing the restaurant would make the operating market attractive to competition or increase sales of competitors already located in the operating markets; and

•	Management views profitability of the restaurants within the operating markets as a whole, based on cash flows generated by a portfolio of restaurants, rather than by individual restaurants and area managers receive incentives on this basis.

In the smaller countries in which we have long-lived assets, which are the Netherlands, Spain, Mexico and China, most operating functions and advertising are performed at the country level, and shared by all restaurants in the country. As a result, the Registrant has defined operating markets as the entire country in the case of the Netherlands, Spain, Mexico and China.

Business, page 58

Overview, page 58

44.	Briefly discuss your corporate structure.

The Registrant has added the suggested disclosure to clarify that the Registrant is a holding company formed in connection with the December 2002 acquisition of Burger King Corporation by the private equity funds controlled by the sponsors. See page 70.

45.	Clarify whether you are the second or the third largest quick service restaurant. You currently disclose that you are “one of the three largest.”

The Registrant has deleted this statement from Amendment No. 1. See page 70.

Our Business Strategy, page 60

46.	If not already apparent, please disclose the timeframe for beginning and completing each of the strategic initiatives listed.

The Registrant has revised the disclosure as suggested where applicable. The remaining listed strategic initiatives are long-term ongoing initiatives that do not have scheduled completion dates. See pages 72 and 73.

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Expand our large international platform, page 61

47.	Please substantiate your belief that your established infrastructure is capable of supporting substantial expansion in the years ahead with a limited increase in general and administrative expenses.

The Registrant has revised the disclosure as suggested. See page 74.

Global Operations, page 62

United States and Canada, page 62

48.	Please explain the mechanism by which you plan to encourage franchisees to remain open for extended hours. To provide context, disclose your desired operating hours and your competitors’ hours.

The Registrant has added the suggested disclosure. See pages 73 and 75.

Supply and Distribution, page 70

49.	Tell us in your response letter what consideration you have given to filing as exhibits your agreements with Restaurant Services, Inc., The Coca-Cola Company and Dr. Pepper/Seven Up, Inc.

The Registrant has considered carefully its filing obligations with respect to its agreements with Restaurant Services, Inc., The Coca-Cola Company and Dr. Pepper/Seven Up, Inc. in light of the requirements of Item 601 of Regulation S-K. The Registrant has concluded that each of these contracts was entered into in the ordinary course of business and that the Registrant is not substantially dependent on any of them. With respect to the contract with Restaurant Services, Inc., the Registrant believes that, if necessary or desirable, it could perform internally the purchasing function provided by Restaurant Services, Inc. as it did prior to the formation of Restaurant Services, Inc. in 1992. Especially in light of the fact that the contract requires Restaurant Services, Inc. to continue to perform its obligations under the contract for a substantial transition period in the event of a termination of the contract, the Registrant believes that it could effect such a transition without a material impact on the Registrant’s business. With respect to the contracts with The Coca-Cola Company and Dr. Pepper/Seven Up, Inc., the Registrant believes that its brand, marketing strategy and business are not dependent on the specific beverages sold by those companies and that, if required, it could obtain substantially similar products from other vendors without a material impact on the Registrant’s business. Accordingly, the Registrant has determined that these contracts do not need to be filed with the Registration Statement.

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Competition, page 73

50.	If available, please update the disclosure regarding your competitors’ comparable sales to fiscal year 2005.

The Registrant has updated the disclosure as suggested. See pages 85 and 86.

Management, page 76

51.	Please file all management contracts and compensatory plans as exhibits as required by Item 601(b)(10)(iii) of Regulation S-K. In addition, please describe all employment agreements with your named executive officers. See Item 402(h) of Regulation S-K.

The Registrant has described all applicable employment agreements and expects to file all management contracts and compensatory plans in a subsequent exhibits-only amendment to the Registration Statement in early April. See pages 95 to 97.

Board Structure and Composition, page 79

52.	We note that you intend to rely on the “controlled company” exception to the board of directors and committee composition requirements of the New York Stock Exchange. So that investors may understand the extent of your reliance, for each board committee, identify the directors who are independent and, if so, by what standard.

The Registrant has revised the disclosure with respect to the audit committee as requested. See pages 91 and 92. With respect to the compensation committee and the executive and corporate governance committee, the Registrant’s Board of Directors has not determined whether the members of those committees are independent as the Registrant is a “controlled company” and, accordingly, the Registrant is not required to establish those committees and, if established, is not required to have those committees composed of independent directors. As the Registrant has disclosed in the Registration Statement that it is relying on the “controlled company” exception and has disclosed the risks associated with that reliance, the Registrant does not believe it is meaningful to investors for the Board to make a determination of the independence of those committee members at this time.

Director Compensation, page 79

53.	Please explain what deferred shares are, what rights holders of the deferred shares will have and how they will be settled upon termination. Provide an explanation of deferred shares under your description of the 2006 Omnibus Incentive Plan.

The Registrant has clarified that it is referring to shares that will be delivered after a person ceases to be a member of our board. See pages 91 and 100.

Page 17	March 28, 2006

Executive Compensation, page 80

54.	We note that most of your historical executive compensation information has been omitted throughout this section. Please provide the full disclosure required by Item 402 of Regulation S-K.

The Registrant has added the disclosure required by Item 402 of Regulation S-K. See pages 92 to 95.

55.	In your response letter, tell us whether you have issued, or plan to issue, a material amount of stock options to named executive officers and directors prior to the effectiveness of this registration statement. If so, please consider disclosing the amount and material terms of the options.

The Registrant has not issued and does not plan to issue any stock options to named executive officers or directors prior to the effectiveness of the Registration Statement.

Equity Incentive Plans, page 81

56.	Please clarify the difference between an investment right and an option and under what circumstances an investment right would be granted.

The Registrant has revised the disclosure as requested. See page 98.

Equity Incentive Plans

Burger King Holdings, Inc. 2006 Omnibus Incentive Plan, page 83

57.	Disclose whether or not you intend to grant any stock options or other awards in connection with the adoption of the 2006 Plan, which is expected to be adopted prior to the completion of this offering. If so, please disclose the number of options or shares to be granted and the exercise price. Please supplementally advise in detail your method of valuation in determining the fair value of the options or shares to be granted.

The Registrant does not intend to grant any stock options or awards in connection with the adoption of the 2006 Plan prior to the completion of this offering. See page 99.

Executive Benefit Programs, page 84

58.	Please disclose the types of “various personal benefits” covered by your annual perquisite allowance for your executive officers.

The Registrant has revised the disclosure as requested. See pages 102 and 103.

Page 18	March 28, 2006

Other Employee Compensation and Benefit Programs

February 2006 Employee Option Grant, page 85

59.	For the options granted, supplementally tell us your valuation method used in determining the fair value of the options. With respect to any options or stock awards granted during the twelve months preceding the most recent balance sheet in the filing (and for options or awards granted subsequent thereto) tell us supplementally and revise the disclosures in your filing to include the following:

•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option and whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

•	In MD&A, a discussion of the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the filing.

•	In MD&A, a discussion of the significant factors, assumptions, and methodologies used in determining fair value. Include a detailed discussion of each significant factor contributing to any difference between the fair value as of the date of each grant and the estimated IPO price.

The Registrant has revised its disclosure to include: (a) the fair value of outstanding vested and unvested options based on the estimated initial public offering price in the dilution table where vested and unvested options are disclosed and (b) significant factors, assumptions and methodologies used in determining the fair value of options granted. The Registrant will update the Registration Statement for the options outstanding as of March 31, 2006 in a subsequent amendment. See pages 31, 32 and 67.

The Registrant included the fair value of outstanding vested and unvested options on the dilution table rather than in the MD&A as the Registrant believed this information would be most useful to readers in the context of the dilution discussion.

In addition to the disclosure revisions above, the Registrant supplementally provides the following information to the Staff in response to the comment:

1.	For each of the quarters in the twelve month period ended March 31, 2006, the number of stock options and restricted stock units granted, the exercise price, the fair value and intrinsic values are as follows:

Stock Option Granted During Quarter Ended	Number of Stock Options Granted	Weighted - Average Exercise Price	Fair Value Per Share	Intrinsic Value Per Share

June 30, 2005	-	-	-	-
September 30, 2005	27,777	$270	$270	-

Page 19	March 28, 2006

December 31, 2005	5,955	$270	$270	-
March 31, 2006	30,798	$570	$570	-

Restricted Stock Units Granted During Quarter Ended	Number of RSU’s Granted	Price Per Share	Fair Value Per Share

June 30, 2005	-	-	-
September 30, 2005	8,694	$270	$270
December 31, 2005	2,000	$270	$270
March 31, 2006	-	-	-

2.	The significant assumptions and methodologies used in determining the fair value of the stock options and awards are as follows:

a.	The Registrant did not grant any options for the quarter ending June 30, 2005.

b.	The fair value of restricted stock units and stock options issued in the quarters ended September 30, 2005 and December 31, 2005 was based on a third party appraisal valuation performed by Duffs & Phelps (as successor to Standard & Poor’s Corporate Value Consulting) in August 2005. The Duffs & Phelps valuation included an analysis under multiple valuation approaches including the discounted cash flow approach which was supported by a market-based approach yielding a stock price of $270 per share.

c.	The Registrant issued stock options for the quarter ending March 31, 2006 based on the average of the midpoint of the highs and lows of each equity valuation provided to the Registrant, in January 2006, by eleven potential underwriters for purposes of discussing a potential initial public offering. The Registrant applied a discount of 5% (deriving this discount by use of the Chaffe model for an initial public offering within a three- to six-month range) to this average equity valuation to account for lack of marketability of the Registrant’s common shares and an additional incremental discount of 10% to reflect that such valuations were presented to the Registrant in connection with the Registrant’s initial public offering underwriter selection process.

The most significant factor resulting in a significant increase in the value per share from $270 to $570 per share was the Registrant’s improved performance measured by EBITDA of $225 million in fiscal 2005 in the Duffs & Phelps valuation as compared to a significant increase in the EBITDA and net income forecast for fiscal 2006, 2007 and 2008 utilized by the potential underwriters in determining the market-based approach to valuation.

Given the current expected timing of the initial public offering and the Registrant’s history of strong growth over the past few years, the Registrant currently believes that the market may value the Registrant based on its projected financial performance.

Page 20	March 28, 2006

Compensatory Make-Whole Payment, page 85

60.	Please explain in detail the purpose of the make-whole payment, how the amount was determined, how you determined who would receive the payment, and the reason why the payment is considered appropriate at this time.

The Registrant has provided the suggested disclosure. See pages 4, 52, 53 and 103.

Principal and Selling Stockholders, page 86

61.	Please explain footnotes (f) and (h), which we are unable to locate in the table.

The Registrant has clarified the disclosure.

Certain Relationships and Related Party Transactions, page 89

62.	Please file the material agreements referenced in this section. See Item 601(b)(l0) of Regulation S-K.

The Registrant expects to file the material agreements in a subsequent exhibits-only amendment to the Registration Statement in early April.

Management Agreement, page 89

63.	Describe briefly the management services that the sponsors and their affiliates have provided to you and the original term of the management agreement. Discuss how transaction prices were determined by the parties. Disclose the amount of the management fees and out-of-pocket expenses you have paid to the sponsors under the management agreement. Disclose how you calculated the $30 million termination fee that you intend to pay using net proceeds from the offering. File the management agreement as an exhibit. Lastly, disclose whether you believe the terms of the agreements were comparable to terms you could obtain from independent third parties.

The Registrant has provided the suggested disclosure. See pages 4, 107 and 108. The Registrant supplementally notes that the termination fee will not be paid out of net proceeds of this offering and instead is expected to be paid with cash on hand.

The Registrant respectfully submits that the filing of the management agreement is not required under Item 601 of Regulation S-K as the management agreement terminates with no further force or effect upon the consummation of this offering and was entered into more than two years prior to the filing of the Registration Statement. The Registrant believes that it has adequately disclosed in Amendment No. 1 the terms of, and the facts and circumstances surrounding, the management agreement and its termination in accordance with Item 404 of Regulation S-K and does not believe that the filing of the management agreement will aid the reader’s understanding of the Registrant’s current business or future prospects as no part of the management agreement will be required to be performed after this offering.

Page 21	March 28, 2006

Relocation Expenses, page 90

64.	Please disclose the terms of the advance to Mr. Brenneman and whether he has repaid the advance.

The Registrant has revised the disclosure as requested. See page 108.

Financial Statements

December 31, 2005 Unaudited Interim Financial Statements

Condensed Consolidated Balance Sheets, page F-2

65.	In light of the significance to your reported equity of the February 2006 cash dividend and related transactions not reflected in your latest interim balance sheet, please provide pro forma amounts along side your historical balance sheet in addition to the disclosures set forth in Note 15 to your interim financial statements.

In a subsequent amendment to the Registration Statement, the Registrant will update its unaudited interim financial statements to March 31, 2006, which will include the February 2006 cash dividend and related transactions in the Registrant’s actual results of operations for that updated interim period.

Condensed Consolidated Statements of Cash Flows, page F-5

66.	We note that, as part of your July 2005 refinancing, you repaid the $425 million of PIK Notes that were issued by BKH in the December 2002 transaction with Diageo plc. In this regard, according to Note 10 to your audited financial statements, a total of $103 million in interest had been added to the outstanding principal through June 30, 2005, resulting in an outstanding principal balance of $528 million. Although the $103 million of unpaid interest may have been legally converted to principal, the substance of the $103 million payment is that of a cash payment to lenders or other creditors for interest. As such, this $103 million payment should be classified as an operating activity pursuant to paragraph 23(d) of SFAS 95. Accordingly, please revise your interim statement of cash flows, for the six months ended December 31, 2005, to reflect the $103 million payment as a cash outflow for an operating activity.

The Registrant has revised its interim statement of cash flows to reflect the $103 million payment associated with the PIK notes as an operating activity.

June 30, 2005 Audited Year End Financial Statements

Note 1. Description of Business and Organization, page F-23

67.	Please disclose the approximate amount of negative goodwill resulting from the December 13, 2002 acquisition of Burger King Corporation. Also, disclose the date that Burger King Holdings, Inc. was formed.

Page 22	March 28, 2006

The Registrant has added the amount of negative goodwill ($154 million) and the date of formation of Burger King Holdings, Inc. to the footnote disclosure. See pages F-8, F-24 and F-25.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation, page F-24

68.	See your disclosure of consolidation of a 49% interest in a joint venture. Expand to disclose the reasons why you believe you are deemed to be the primary beneficiary.

The Registrant has amended its disclosure related to the 49% interest in a joint venture that the Registrant consolidates as a result of provisions in the joint venture agreement which eliminates exposure to losses for its joint venture partner. See page F-26.

Note 19. Segment Reporting, page F-45

69.	Expand the disclosures to provide a reconciliation of “Operating (Loss) Income” to pre-tax income in accordance with paragraph 32(b) of SFAS No. 131. A similar reconciliation should be provided in the segment note to the December 31, 2005 unaudited interim financial statements in accordance with paragraph 33(f) of SFAS No. 131.

The Registrant’s measure of reportable segment profitability is operating income and the total of this measure for its reportable segments equals operating income (loss) in the consolidated statements of operations. Consolidated operating income is reconciled to pre-tax income in the Registrant’s statements of operations for each period presented. As a result, the Registrant believes additional reconciliation disclosures are not required within the footnote.

Age of Financial Statements

70.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant will continue to comply with the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Accountants’ Consents

71.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Amendment No. 1 contains, and future amendments will contain, a currently dated accountants’ consent and the Registrant acknowledges its obligation to retain manually signed consents under Rule 402 of Regulation C. See Exhibit 23.1.

Page 23	March 28, 2006

     We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4500, or my colleagues Deanna Kirkpatrick at 212-450-4135 and Christopher Schell at 212-450-4011, with any questions you may have with respect to the foregoing.

     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ JEFFREY SMALL
Jeffrey Small

cc w/o encl.:	Anne Chwat, Esq.
Burger King Holdings, Inc.

Philip Smith
KPMG LLP

William F. Gorin, Esq.
Cleary Gottlieb Steen &
Hamilton LLP

EXHIBIT A

DRAFT

FORM OF OPINION OF DAVIS POLK & WARDWELL

, 2006

Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126

Ladies and Gentlemen:

     Burger King Holdings, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (Registration No. 333-131897) (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), [             ] shares of its common stock, par value $0.01 per share (the “Shares”), including up to [             ] Shares subject to the underwriters’ option to purchase additional Shares (the “Option Shares”), as described in the Registration Statement. [             ] Shares, including up to [             ] Option Shares, are to be issued and sold by the Company (the “Primary Shares”) and [             ] Shares, including up to [             ] Option Shares, are to be offered and sold by stockholders of the Company identified in the Registration Statement (the “Secondary Shares”).

     We, as your counsel, have examined such documents and such matters of fact and law as we have deemed necessary for the purpose of rendering the opinion expressed herein. Based on the foregoing, we are of the opinion that (i) when the number of Primary Shares to be issued and the price at which the Primary Shares are to be sold have been approved by or on behalf of the Board of Directors of the Company and when the Primary Shares have been duly issued and delivered against payment therefor in accordance with the terms of the underwriting agreement referred to in the Prospectus which is a part of the Registration Statement, the Primary Shares will be validly issued, fully paid and non-assessable and (ii) the Secondary Shares have been validly issued and are fully paid and non-assessable.

     We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

     We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and further consent to the reference to our name under the caption “Legal Matters” in the Prospectus which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,